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                Filing under Rule 425
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                Filer: Burlington Northern Santa Fe Corporation
                Companies that are the subject to the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397

[BNSF LOGO]                                                             NEWS

Contact:  Richard Russack                              FOR IMMEDIATE RELEASE
          (817) 352-6425

                         Statement From Matthew K. Rose
                     President and Chief Operating Officer
                    Burlington Northern Santa Fe Corporation

Washington, D.C., March 8, 2000 - Rail customers, short lines and others testifying at the Surface Transportation Board's (STB) hearing today continued to support an STB review, without delay, of the filing of the application by Burlington Northern Santa Fe Corporation (BNSF) and Canadian National Railway Company (CN) to combine their companies, Matthew K. Rose, BNSF President and Chief Operating Officer, pointed out following the second day of a four-day hearing on the present and future structure of the railroad industry.

        . Ray C. Dillon of Gaylord Container Corporation said, "In our view the Board should follow its normal course of action and accept the application and consider the application to merge these two railroads on the record which is established, rather than on rhetoric and advertising. This hearing should take place in the normal time frame used by the Board for these types of mergers. If the benefits of this combination are as claimed by BNSF and CN they should be made available to the shippers and industry as soon as the Board's rules permit."

        . Steven S. Hoth of Iowa's Burlington Junction Railroad said, "The future of the short line industry depends on an efficient and viable connection to the North American railroad system. The proposed BNSF and CN combination will accomplish this result. I [would] strongly support this application, as the combined company will create a rail network that offers significant opportunities for service improvement and efficiencies. I urge the STB to deal with the proposed combination of BNSF and CN under the rules that previous mergers have been handled."

        . Roger D. Bell of CAGY Industries Inc., owner of three short line railroads, said the CN/BNSF combination "will give numerous shippers and communities on the Columbus and Greenville Railway and throughout a significant portion of Mississippi more efficient access to some of the longest single-line service in North America. While I will not try to predict whether this combination will suffer the same kind of service problems that some of the other Class I mergers have experienced, the C&G has been through both the Burlington Northern/Santa Fe merger and the Canadian National/Illinois Central merger and both of those mergers were undertaken with no service problems to this railroad or its customers. My opinion is that the process of the CN/BNSF should not be delayed based on whether or not other combinations have had problems or the difficulty they have had, or are having, in working out their problems."

                                    - more -
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Matthew K. Rose Statement/Page Two

        . Haddon Allen of R.R. Donnelly Logistics Services said, "It is our view as a major user of rail services that regardless of public benefits, we want service after a merger to be as good as or better than the service we received before the merger. Given the guarantees that BNSF and CN are committing to, we think the Board should give them the opportunity without any delay to try to make their case at the Board. Because this combination seems to be very much like the CN/IC merger, essentially end to end, with the two railroads linking up at specific points, we believe that their guarantee is a sign of their commitment to provide equal or better service after the combination is approved."

        . J. Reilly McCarren of Wisconsin Central System said, "While the pace of consolidation and the ultimate network design are appropriate subjects for this hearing, the proposed BNSF - CN merger should be heard and judged on its own merits. Given BNSF and CN's positive response to preserving the viability of short haul rail service, Wisconsin Central supports that consolidation as being in the best long-term interest of railroad customers, our industry and the nation."

        . Mayor Anthony M. Masiello of Buffalo, N.Y., said in part that "the opportunity to strengthen and grow businesses in the Buffalo area is very significant. BNSF/CN could provide economic development and the transportation infrastructure vital to the creation of synergies among the businesses in the Buffalo area, but the Board should look at all the issues related to the proposed combination. This combination can't be considered in a vacuum."

        . Thomas A. Pontolillo of the Brotherhood of Locomotive Engineers, said, "After consideration and discussing with the CEOs of BNSF and CN their support, BLE has taken the unprecedented step of urging approval of the proposed combination based on the CEOs' commitments. The end-to-end nature of the proposed combination reduces the potential for negative impact and coordination problems and the fact that the combination is based on equity instead of debt means that BNSF/CN will be able to devote resources to resolving service issues. We urge the board's favorable consideration of this proposal."

       Burlington Northern Santa Fe Corporation and Canadian National Railway Company announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity, and improved asset utilization.

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Through its subsidiary, The Burlington Northern and Santa Fe Railway Company,
BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces. CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov.
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Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the
CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.